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        Filed Pursuant to Rule 433
Dated August 5, 2009
Registration Statement No. 333-144683
Supplementing Preliminary Prospectus Supplement Dated August 5, 2009, and
Prospectus dated July 19, 2007

PRICING TERM SHEET

Issuer:	Iron Mountain Incorporated
Issue:	Senior Subordinated Notes due 2021
Distribution:	SEC Registered
Offering Size:	$550,000,000
Coupon:	8.375% per annum, payable semi-annually, February 15 and August 15, commencing February 15, 2010
Maturity:	August 15, 2021
Price to Public (Issue Price):	99.625%
Gross Proceeds:	$547,937,500
Gross Spread:	1.500%
All-in Price:	98.125%
Spread to Treasury:	+ 466 bps
Net Proceeds to Issuer:	$539,687,500 (before offering expenses)
Benchmark:	UST 3.125% due May 15, 2019
Optional Redemption:	Make-Whole T + 75 bps until August 15, 2014
Call Prices:	August 15, 2014	104.188%
	August 15, 2015	102.792%
	August 15, 2016	101.396%
	August 15, 2017 and thereafter	100.000%
Equity Clawback:

A portion of the outstanding notes at 108.375% until August 15, 2012 provided at least $357,500,000 aggregate principal amount of notes (including any additional notes subsequently issued as part of the same class) remain outstanding immediately thereafter

Change of Control:	101% of principal plus accrued interest
Trade Date:	August 5, 2009
Settlement Date:	August 10, 2009
CUSIP:	46284P AM6
ISIN:	US46284PAM68
Denominations	2,000 x 1,000
Joint Bookrunners:	Barclays Capital Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc. and Scotia Capital (USA) Inc.
Senior Co-Managers:	Morgan Stanley & Co. Incorporated and RBS Securities Inc.
Junior Co-Managers:	Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc.

Use of Proceeds:

The net proceeds to us from the offering of the notes are estimated to be $538.5 million, after deducting discounts to the underwriters and estimated offering expenses. We intend to use the net proceeds from the offering of the notes for the redemption of all of our outstanding 8 5/8% Senior Subordinated Notes due 2013, the repayment, repurchase or retirement of other indebtedness and for general corporate purposes, including potential future acquisitions and investments.

Other Information:

On page S-16 of the preliminary prospectus supplement dated August 5, 2009 to which this pricing term sheet relates, the dollar amounts listed under the As Adjusted column for the line items "Cash and Cash Equivalents", "Iron Mountain Revolving Credit Facility", "% Senior Subordinated Notes due 2021", "Total Long-term Debt (Including Current Maturities)" and "Total Capitalization" are supplemented to read as follows (in thousands): $341,715, 96,302, 547,938, 3,273,954 and 5,223,621, respectively.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

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PRICING TERM SHEET